Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISORS OF

THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE

China Life Insurance Company Limited (the “Company”) announces that as the term of the fifth session of the Supervisory Committee of the Company will expire soon, the Company held the second extraordinary meeting of the second session of the employee representative meeting on 14 May 2018 to elect Mr. Song Ping and Mr. Huang Xin as Employee Representative Supervisors of the sixth session of the Supervisory Committee of the Company, who will form the sixth session of the Supervisory Committee of the Company together with other Supervisors to be elected at the annual general meeting of the Company for the year 2017 to be held on 6 June 2018 (the “AGM”). The qualification of Mr. Huang Xin as a Supervisor is still subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Song Ping and Mr. Huang Xin are set out below:

Mr. Song Ping, born in June 1964, has been an Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company since March 2018 and the General Manager of the Administration Office of the Company since January 2017. From 2006 to 2017, he successively served as an Assistant to the General Manager of the Development and Reform Department, an Assistant to the General Manager of the Beijing Branch, the Deputy General Manager of the Legal and Compliance Department, the Deputy General Manager of the Human Resources Department, and the General Manager of the E-Commence Department of the Company. From 1999 to 2006, he successively served as the Division Chief of the Agents Management Department, the Individual Insurance Department and the Group Insurance Department of the Company. Mr. Song Ping graduated from Peking University in July 1987 majoring in Chinese language and literature with a bachelor’s degree of arts.

Mr. Huang Xin, born in February 1974, has been the General Manager of the Human Resources Department of the Company since March 2018. He served as the Deputy General Manager of the Human Resources Department of the Company from August 2014 to March 2018. From December 2010 to August 2014, Mr. Huang Xin successively served as an Assistant to the General Manager and the Deputy General Manager of the Human Resources Department of China Life Insurance (Group) Company, during which he was seconded to the Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager from February 2011 to February 2013. From 2004 to 2010, he successively served as the Deputy Division Chief of the Labour and Wages Division, and the Deputy Division Chief and Division Chief of the Performance and Remuneration Management Division of the Human Resources Department of China Life Insurance (Group) Company. Mr. Huang Xin graduated from Central University of Finance and Economics in July 1996 majoring in taxation with a bachelor’s degree in economics, and is a senior economist and PRC certified public accountant.

Commission File Number 001-31914

Each of Mr. Song Ping and Mr. Huang Xin will enter into a service contract with the Company. The term of office of Mr. Song Ping as an Employee Representative Supervisor of the sixth session of the Supervisory Committee of the Company shall be effective from the conclusion of the AGM and end on the expiry of the term of the sixth session of the Supervisory Committee of the Company. The term of office of Mr. Huang Xin shall be effective on the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Supervisory Committee of the Company. They are eligible for reelection upon expiry of their terms.

As Employee Representative Supervisors of the Company, Mr. Song Ping and Mr. Huang Xin will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with their positions in the Company, including salary, performance-based bonus and allowance. The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company.

Save as disclosed above, Mr. Song Ping and Mr. Huang Xin have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Song Ping and Mr. Huang Xin do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of Mr. Song Ping and Mr. Huang Xin that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 21 May 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

2